[redacted]ANGE COMMISSION
[redacted].C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

3/18

14048383

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

P... GE
...kers and Dealers
...ies Exchange Act of 1934
Rule 17a-5 Thereunder

SEC FILE NO.
8- 6082

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Horace Mann Investors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1 Horace Mann Plaza
(No. and Street)

Springfield	Illinois	62715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Johnson — 217-788-8538
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

200 E. Randolph Dr. Ste 5500	Chicago	Illinois	60601
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/14

OATH OR AFFIRMATION

I, Kimberly A. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Horace Mann Investors, Inc. as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name Kimberly A. Johnson

Title Financial and Operations Principal

Notary Public

OFFICIAL SEAL
KRISTIN CERVELLONE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 07-10-2017

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent auditor report on Internal accounting control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2013

(With Independent Auditors' Report Thereon)

HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2013

(With Independent Auditors' Report Thereon)

HORACE MANN INVESTORS, INC.
Notes to Financial Statements
December 31, 2013

HORACE MANN INVESTORS, INC.

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Horace Mann Investors, Inc.:

We have audited the accompanying financial statements of Horace Mann Investors, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control[4]. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Horace Mann Investors, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 24, 2014

HORACE MANN INVESTORS, INC.

Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	773,579
Special reserve bank account for exclusive benefit of customers		-
Distribution fees receivable		133,546
Accrued investment income		20
Current tax asset		5,620
Deferred tax asset		4,164
Total assets	$	916,929
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliated companies		3,488
Accrued expenses and other liabilities		23,172
Total liabilities	$	26,660
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares		5,000
Additional paid-in capital		110,000
Retained earnings		775,269
Total stockholder's equity		890,269
Total liabilities and stockholder's equity	$	916,929

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Income

Year ended December 31, 2013

Revenue:		
Commissions on the sale of variable annuities	$	9,440,245
Commissions on the sale of variable life products		205,470
Commissions on the sale of mutual funds		502,417
Administrative service fees from affiliate		25,000
Distribution fees		1,713,145
Interest income		296
Total revenue		11,886,573
Expenses:		
Commissions on the sale of variable annuities		9,440,245
Commissions on the sale of variable life products		188,795
Commissions on the sale of mutual funds		272,888
Distribution fees paid to agents		106,816
Salaries and other payroll expenses		1,047,369
Regulatory fees and expenses		293,318
Other expenses		331,751
Total expenses		11,681,182
Income before income tax expense		205,391
Income tax expense		73,888
Net income	$	131,503

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2012	$	5,000	110,000	643,766	758,766
Dividend paid to stockholder				-	-
Net income		-	-	131,503	131,503
Balance at December 31, 2013	$	5,000	110,000	775,269	890,269

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	131,503
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in distribution fees receivable		(12,700)
Decrease in deferred tax asset		14,131
Increase in current tax asset		(6,185)
Increase in payable to affiliated companies, net		10,955
Other, net		2,998
Net cash provided by operating activities		140,702
Cash and cash equivalents at beginning of year		632,877
Cash and cash equivalents at end of year	$	773,579

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.
Notes to Financial Statements
December 31, 2013

(1) Description of Business

Horace Mann Investors, Inc. (Investors) is registered as a broker-dealer under the Securities Exchange Act of 1934 to engage in the sale of variable products and mutual funds, and files financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Investors is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent) and is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

Investors serves as a distributor of Horace Mann Life Insurance Company's (HMLIC) variable annuity contracts through registered representatives. Investors also serves as distributor of Ameritas Variable Life Insurance Company's variable universal life contracts, Fidelity mutual funds, American Funds mutual funds and 529 plans, and mutual funds and group annuity contracts sold through Mid Atlantic Capital Corp. Since Investors receives the majority of commission revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

Investors' services include common remitter services. Therefore the Company has a required net capital of $250,000. Investors carries no margin accounts and does not otherwise hold funds or securities for customers. Investors has not executed any customer securities transactions during the year.

The Company's business involves various risks and uncertainties which are based on general business environments. Conditions in the U.S. and international financial markets affect the sale and profitability of securities products. In general, sales of variable annuities decrease when financial markets are declining or experiencing a higher than normal level of volatility over an extended period of time. Therefore, a weak or volatile financial market performance may adversely affect sales of variable annuity products to potential customers and may reduce the market value of existing customers' investments in variable annuity products, in turn reducing the commissions and distribution fees Investors receives.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period. Actual results could differ from those estimates.

(b) Commissions and Fee Income

Investors receives commission revenues from authorized third-party vendor products at the time of sale of these contracts. Subsequently, Investors pays a commission expense to Horace Mann Service Corporation (HMSC), an employer service affiliate of HMLIC and Investors, in accordance with existing distribution agreements among the companies. Fees and commissions are calculated from standard load and breakpoint tables published by the various investment companies. Commission expense is calculated based on contracts with its registered representatives. Commissions and fees as well as the related commission expenses are recognized on a trade date basis.

Investors receives monthly distribution payments of 12b-1 fees from SEI Investments Distribution Company, the distributor for the Wilshire Variable Insurance Trust. These distribution payments are calculated monthly based on the net asset value of the funds.

(c) ***Cash and Cash Equivalents***

Cash and cash equivalents are comprised of cash and money market demand accounts.

(d) ***Comprehensive Income***

The Company currently has no differences between comprehensive income as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 220, *Comprehensive Income*, and its net income as presented in the Statement of Income.

(e) ***Income Taxes***

Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. Federal income tax balances recoverable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax items include an allocation of temporary differences from the Parent. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Charges to establish a valuation allowance could have an adverse effect on the Company's results of operations and financial position.

(f) ***Fair Value Measurements***

The Company adopted, in accordance with FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying amount of the assets approximates fair value unless otherwise noted on the Statement of Financial Condition. The fair value of the financial assets carried at fair value were measured using quoted market prices in active markets (Level 1 inputs).

(g) ***Subsequent Events***

The Company has evaluated subsequent events through the date these statements were issued.

(3) Special Reserve Bank Account for the Exclusive Benefit of Customers

Common remitter funds are deposited into the special reserve bank account for the exclusive benefit of customers and are remitted to the selling broker dealer by noon the following day. No common remitter funds were held at any point during 2013.

(4) Transactions with Related Parties

Investors has common management and shares office facilities with the Parent and other subsidiaries, and is a party to several intercompany service agreements. Under these agreements, Investors paid $1,667,882 for the management, administrative and data processing services, and utilization of personnel in 2013. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

In 2013, Investors recognized $9,440,245 of commission income for the distribution of HMLIC variable annuity contracts. Investors also earned $25,000 in administrative services fees from HMLIC.

(5) Income Taxes

Investors paid federal income tax of $65,942 to the Parent in 2013.

Income tax asset:

	2013
Current asset/(liability)	$ 5,620
Deferred asset	4,164
Net income tax asset	$ 9,784

The "temporary differences" that give rise to the deferred tax balances at December 31, 2013 were as follows:

Deferred tax assets:	
Pension and employee benefits	$ 14,841
Total gross deferred tax assets	14,841
Deferred tax liabilities:	
Fixed assets	10,677
Total gross deferred tax liabilities	10,677
Net deferred tax asset	$ 4,164

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

At December 31, 2013, the Company had no capital or net operating loss carryforwards.

The components of the income tax expense were as follows:

Current	$ 59,757
Deferred	14,131
Total income tax expense	$ 73,888

Income tax expense differed from the expected tax computed by applying the federal corporate rate of 35% to income before income taxes as follows:

Expected federal tax on income	$ 71,887
Add tax effects of:	
Allocated non-deductible expenses	1,520
Provision to return adjustment	481
Total income tax expense	$ 73,888

The Company's federal income tax returns for years prior to 2010 are no longer subject to examination by the IRS.

The Company records liabilities for uncertain tax filing positions in accordance with FASB ASC Topic 740, *Income Taxes*, where it is more-likely-than-not that the position will not be sustainable upon audit by taxing authorities. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

The Company classifies all interest and penalties as income tax expense. As of December 31, 2013, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition.

(6) Employee Pension and Postretirement Benefits

All of Investors personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to Investors for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent.

After completing the first year of employment, all employees participate in a defined contribution plan. Under this plan, the Parent makes contributions to each participant's account based on eligible compensation and years of service.

In addition, all employees of HMSC participate in a 401(k) plan. Beginning January 1, 2002, the Parent automatically contributes 3% of eligible compensation to each employee's account, which is 100% vested at the time of the contribution. Employees may voluntarily contribute up to 20% of their eligible compensation into their account.

Effective April 1, 2002, participants stopped accruing benefits under the defined benefit and supplemental defined benefits sponsored by the Parent, but continue to retain the benefits they had accrued to date. Amounts earned under the defined benefit and supplemental defined benefit plans have been based on years of service and the highest 36 consecutive months of earnings while under the plan.

(7) Net Capital Requirement

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2013, Investors' net capital and required net capital were $731,632 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was .04 to 1.

Schedule I

HORACE MANN INVESTORS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2013

Computation of net capital:		
Total stockholder's equity from statement of financial condition qualified for net capital	$	890,269
Total nonallowable assets:		
Distribution fees receivable		(133,546)
Haircut on securities		(15,307)
Current tax assets		(5,620)
Deferred tax assets		(4,164)
		(158,637)
Net capital		731,632
Computation of aggregate indebtedness – accrued expenses		26,660
Net capital requirement (greater of 6.67% of aggregate indebtedness or $250,000)		250,000
Excess net capital		481,632
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirements		431,632
Ratio of aggregate indebtedness to net capital		.04 to 1

Note: There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of December 31, 2013 filed by Investors in its Form X-17A-5 on January 27, 2014.

See accompanying independent auditors' report.

Schedule II

HORACE MANN INVESTORS, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2013

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	-
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		-
Credit balances in firm accounts that are attributable to principal sales to customers		-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		-
Market value of short security count differences over thirty calendar days old		-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days		-
Market value of securities of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		-
Total credit items		-
Debits balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3		-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances to continuous net settlement accounts)		-
Margin required and on deposit with the options clearing corporation for all option contract written or purchased in customers accounts		-
Other		-
Gross debits		-
Less 3 percent charge		-
Total debit items		-
Reserve computation		
Excess of total debits over total credits	$	-
Required deposit		None

Note: There are no material differences between the computation presented above and the computation for determination of reserve requirements as of December 31, 2013 filed by Investors in its X-17A-5 on January 27, 2014.

See accompanying independent auditors' report.

Schedule III

HORACE MANN INVESTORS, INC.

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2013

1	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	$ -
	A. Number of items	-
2	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
	A. Number of items	-

See accompanying independent auditors' report.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Board of Directors
Horace Mann Investors, Inc.:

In planning and performing our audit of the financial statements of Horace Mann Investors, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

As the Company does not carry security accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in quarterly security counts, recording security account differences required by SEC Rule 17a-13, or compliance with the requirements for prompt payment for securities under Section 8 of Regulation T.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2014